303 - 595 Howe Street, Vancouver, BC, V5C 2T5
Phone: (604)-336- 8613, Fax: (604)-718-2808

July 10, 2018                       VIA SEDAR

B.C. Securities Commission
P.O. Box 10143, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Financial and Insider Reporting Department

Re:	C21 Investments Inc. (the “Company”) – Your Party #76665
SEDAR Project #2787070; 2787071
- 1st Quarter Interim for Period Ended April 30, 2018 Deficiency

Further to your letter dated July 9, 2018, the Company is re-filing its April 30, 2018 Management Discussion and Analysis and CEO/CFO Certifications to correct the amount of the total assets disclosed in the summary of quarterly results. The Company reported Total assets of $31,839,085 in error, the corrected Total assets reported in the re-filed MD&A are $31,898,815.

In addition, the Company has re-filed unmodified CFO Certification as requested, noting the CEO Certification previously filed was correct and unmodified.

Yours truly,

C21 Investments Inc.

“Christopher Cherry”

Christopher Cherry, CPA, CA
CFO, and Director